UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: October 18, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Tudou and LeTV Announce

Content Sourcing Joint Venture

Enhances pipeline for new online video content

(October 18, 2011 - Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading online video company in China, today announced that it has entered into an agreement with Leshi Internet Information & Technology (Beijing) Co. Ltd. (“LeTV”) through its affiliate Shanghai Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”) to form a joint venture company in Shanghai.

The newly established joint venture company will be primarily engaged in licensing video content to meet internet users’ growing demands and evolving preferences, supplementing each company’s independent content acquisition strategies. Under the agreement, LeTV and Tudou will receive a 51% and 49% equity interest in the joint venture company, respectively, in exchange for cash investment of RMB510,000 and RMB490,000, respectively. LeTV and Tudou will together assess which video content to purchase based on the quality of the content as well as viewer preferences. The joint venture company will seek exclusive licensing rights as well as sub-licensing rights for a majority of the purchased content.

Evelyn Wang, Chief Operating Officer of Tudou, stated: “After exploring various options, we are pleased to partner with LeTV to leverage its strong reputation with Chinese content production teams and its proven track record in sourcing high-quality, copyrighted content. Through our strategic joint venture, we believe we will not only gain a formidable partner, but also expect additional cooperation opportunities for both companies going forward. In addition, we believe we will be able to significantly enhance the growth of our licensed content library in a cost-effective manner. We expect our partnership with LeTV will further enhance our ability to satisfy the growing demands for high quality content from China’s Internet users.”

Hong Liu, Chief Operating Officer of LeTV commented: “We are very excited to be partnered with Tudou. The joint venture brings together two leading online video websites in China, leveraging Tudou’s in-house production capabilities, UGC and marketing expertise in targeting Chinese viewers as well as LeTV’s vast experience in building licensing partnerships with China’s leading production houses. Our partnership will provide mutual leverage and support for expanding and enhancing our content offering going forward.”

About LeTV:

LeTV (CH: 300104) operates a leading online video site Letv.com in China that has more than 700,000 active monthly paid users as of September 30, 2011. Founded in 2004, LeTV has built one of the biggest copyrighted professional content libraries in China, consisting of more than 50,000 TV series and 4,000 movies.

About Tudou.com:

Tudou is a leading online video company in China, where users can upload, view and share videos. The Company’s comprehensive video content library includes user-generated content, licensed content and in-house produced content. Tudou aims to build an online community where users can find what they want to watch, share what they create and connect with like-minded users.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4884

IR@tudou.com

SOURCE: Tudou

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s services under development or planning; the Company’s ability to attract users and advertisers and further enhance its brand recognition; the online video and advertising industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the online video and advertising industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.